Schedule A

Directors and Executive Officers of Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the managers, directors and executive officers of the Reporting Persons.

Managers and Executive Officers of KDT Ibotta Holdings, LLC

Name	Position
Knight, Byron	President
Dauner, Celeste	Managing Director
Durkin, Brendon K	Managing Director
Chisholm, Jon	Managing Director
Hoffman, Nicholas R	Secretary
Goering, Ross A.	Treasurer
Strickler, Stephanie	Assistant Treasurer

Managers and Executive Officers of Koch Disruptive Technologies, LLC

Name	Position
Knight, Byron	President and Manager
Dauner, Celeste	Managing Director and Manager
Durkin, Brendon K	Managing Director
Chisholm, Jon	Managing Director
Hoffman, Nicholas R	Secretary and Manager
Goering, Ross A.	Treasurer
Strickler, Stephanie	Assistant Treasurer

Managers and Executive Officers of Koch Disruptive Technologies Holdings, LLC

Name	Position
Knight, Byron	President and Manager
Dauner, Celeste	Managing Director
Durkin, Brendon K	Managing Director
Chisholm, Jon	Managing Director
Hoffman, Nicholas R	Secretary
Goering, Ross A.	Treasurer
Strickler, Stephanie	Assistant Treasurer
Dinkel, Richard K.	Manager
Robertson, David L.	Manager

Managers and Executive Officers of Koch Investments Group, LLC

Name	Position
May, David J.	President and Manager
Watson, Brett	Vice President
Francis, Jake	Vice President
Knight, Byron	Vice President
Russell, Timothy	Chief Financial Officer and Treasurer
Schaeffer, Adam	General Counsel and Secretary
Fitzsimmons, Adam	Assistant Secretary
Orr, Matthew J.	Assistant Treasurer
Strickler, Stephanie	Assistant Treasurer
Dinkel, Richard K.	Manager
Hannan, James B.	Manager

Managers and Executive Officers of Koch Investments Group Holdings, LLC

Name	Position
Hannan, James B.	President and Manager
May, David J.	Vice President and Manager
Russell, Timothy	Chief Financial Officer and Treasurer
Schaeffer, Adam	General Counsel and Secretary
Russel, Timothy	Treasurer
Fitzsimmons, Adam	Assistant Secretary
Orr, Matthew J.	Assistant Treasurer
Strickler, Stephanie	Assistant Treasurer
Dinkel, Richard K.	Manager

Managers and Executive Officers of Koch Companies, LLC

Name	Position
Hannan, James B.	President and Chief Operating Officer and Manager
Dinkel, Richard K.	Executive Vice President and Chief Financial Officer
May, David J.	Vice President – Investment Management
Chennault-Reid, Cara	Vice President – Human Resources
Geoffroy, III, Raymond F.	General Counsel and Secretary
Rubio, Kelli Diane	Controller
Goering, Ross A.	Treasurer
Fitzsimmons, Adam	Assistant Secretary

Name	Position
Stiles, Dory	Assistant Treasurer
Robertson, David L.	Manager

Directors and Executive Officers of Koch, Inc.

Name	Position
Koch, Charles G.	Chairman of the Board and Co-Chief Executive Officer and Director
Robertson, David L.	Vice Chairman of the Board and Co-Chief Executive Officer and Director
Hannan, James B.	President and Chief Operating Officer and Director
Koch, C. Chase	Executive Vice President – Origination and Partnerships and Director
Dinkel, Richard K.	Executive Vice President and Chief Financial Officer and Director
Luetters, Mark E.	Executive Vice President and Director
Ramsey, Jeffrey P.	Executive Vice President and Director
Geoffroy, III, Raymond F.	Senior Vice President – General Counsel and Secretary
May, David J.	Senior Vice President – Investment Management
Dotson, David C.	Vice President – Engineered Solutions
Corrigan, Sheryl	Vice President – Environmental, Health and Safety
Chennault-Reid, Cara	Vice President – Human Resources
Watson, Brett	Vice President – Equity Development
Rubio, Kelli Diane	Controller
Goering, Ross A.	Treasurer
Fitzsimmons, Adam	Assistant Secretary
Cooley, Jenny	Assistant Secretary
Stiles, Dory	Assistant Treasurer
Mele, Pat	Assistant Treasurer
Flesher, Gregory W.	Director
Koch, Julia F.	Director
Marshall, Elaine T.	Director